                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               Amendment No. 4

                          Doral Financial Corporation
--------------------------------------------------------------------------------
                               (NAME OF ISSUER)

                        Common Stock, $1.00 Par Value
--------------------------------------------------------------------------------
                        (TITLE OF CLASS OF SECURITIES)

                                   25811P100
--------------------------------------------------------------------------------
                                (CUSIP NUMBER)

 Salomon Levis, F.D. Roosevelt Avenue 1159, Puerto Nuevo, Puerto Rico  00920
--------------------------------------------------------------------------------
                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                February 19, 1998
--------------------------------------------------------------------------------
           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25811P100                                        Page  2  of  9  Pages
          ---------                                             ---    ---

-----------------------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Salomon Levis
-----------------------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a)[ ]
                                                                                                                  (b)[X]
        See Item 6 and Schedule A

-----------------------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

             No shares are being purchased currently
-----------------------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                      [ ]


-----------------------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
-----------------------------------------------------------------------------------------------------------------------------
                                  7     SOLE VOTING POWER

                                             543,280
         NUMBER OF               --------------------------------------------------------------------------------------------
          SHARES                  8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                             25,404
           EACH                  --------------------------------------------------------------------------------------------
         REPORTING                9     SOLE DISPOSITIVE POWER
          PERSON
           WITH                              543,280
                                  -------------------------------------------------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER

                                              25,404
-----------------------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             568,684
-----------------------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                      [ ]


-----------------------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              2.81%
-----------------------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

             IN
-----------------------------------------------------------------------------------------------------------------------------

                                     * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 25811P100                                        Page  3  of  9  Pages
          ---------                                             ---    ---

-----------------------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             David Levis
-----------------------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a)[ ]
                                                                                                                  (b)[X]
        See Item 6 and Schedule A

-----------------------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

             PF
-----------------------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                      [ ]


-----------------------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
-----------------------------------------------------------------------------------------------------------------------------
                                  7     SOLE VOTING POWER

                                             227,506
         NUMBER OF               --------------------------------------------------------------------------------------------
          SHARES                  8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                  0
           EACH                  --------------------------------------------------------------------------------------------
         REPORTING                9     SOLE DISPOSITIVE POWER
          PERSON
           WITH                              227,506
                                  -------------------------------------------------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER

                                                   0
-----------------------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             227,506
-----------------------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                      [ ]


-----------------------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              1.13%
-----------------------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

             IN
-----------------------------------------------------------------------------------------------------------------------------

                                     * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 25811P100                                        Page  4  of  9  Pages
          ---------                                             ---    ---

-----------------------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Mario S. Levis
-----------------------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a)[ ]
                                                                                                                  (b)[X]
        See Item 6 and Schedule A

-----------------------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

             00
-----------------------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                      [ ]


-----------------------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
-----------------------------------------------------------------------------------------------------------------------------
                                  7     SOLE VOTING POWER

                                             310,906
         NUMBER OF               --------------------------------------------------------------------------------------------
          SHARES                  8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                300
           EACH                  --------------------------------------------------------------------------------------------
         REPORTING                9     SOLE DISPOSITIVE POWER
          PERSON
           WITH                              310,906
                                  -------------------------------------------------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER

                                                 300
-----------------------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             311,206
-----------------------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                      [ ]


-----------------------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              1.54%
-----------------------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

             IN
-----------------------------------------------------------------------------------------------------------------------------

                                     * SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 25811P100                                        Page  5  of  9  Pages
          ---------                                             ---    ---

-----------------------------------------------------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Zoila Levis
-----------------------------------------------------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                         (a)[ ]
                                                                                                                  (b)[X]
        See Item 6 and Schedule A

-----------------------------------------------------------------------------------------------------------------------------
3       SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

             00
-----------------------------------------------------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)                      [ ]


-----------------------------------------------------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America
-----------------------------------------------------------------------------------------------------------------------------
                                  7     SOLE VOTING POWER

                                             181,472
         NUMBER OF               --------------------------------------------------------------------------------------------
          SHARES                  8     SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                                  0
           EACH                  --------------------------------------------------------------------------------------------
         REPORTING                9     SOLE DISPOSITIVE POWER
          PERSON
           WITH                              181,472
                                  -------------------------------------------------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER

                                                   0
-----------------------------------------------------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            181,472
-----------------------------------------------------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                      [ ]


-----------------------------------------------------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.89%
-----------------------------------------------------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON*

             IN
-----------------------------------------------------------------------------------------------------------------------------

                                     * SEE INSTRUCTION BEFORE FILLING OUT!

                                                               Page 6 of 9 pages


                               SCHEDULE 13D ITEMS

         The original filing to which this Amendment No. 4 relates was dated October 5, 1995 and was amended by an Amendment No. 1 dated December 15, 1995 ("Amendment No. 1"), Amendment No. 2 dated September 3, 1996 ("Amendment No.2") and Amendment No. 3 dated September 9, 1997.

ITEM 1.  SECURITY AND ISSUER

         This Schedule 13D relates to the Common Stock, $1.00 par value (the "Common Stock"), of Doral Financial Corporation, formerly First Financial Caribbean Corporation (the "Company"), a Puerto Rico corporation, having its principal executive offices at 1159 Franklin D. Roosevelt Avenue, Puerto Nuevo, Puerto Rico 00920 and is being filed by the persons identified in Item 2 below.

ITEM 2.  IDENTIFY AND BACKGROUND

         See Schedule A attached hereto.

         None of the persons filing this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past 5 years or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. All individuals are citizens of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The amount of Funds used by Zoila Levis, David Levis and Mario S. Levis to purchase the shares of Common Stock reflected in the table under Item 5 below was $240,000, $494,400 and $240,000 respectively. David Levis used personal funds to make such acquisition. Zoila Levis financed the purchase of the shares acquired by her by borrowing funds under a master repurchase agreement with Doral Securities (formerly AAA Financial Services Corp) pursuant to which she pledged unrelated debt securities to secure the borrowing. Mario
S. Levis financed the purchase of shares acquired by him through his margin account with Smith Barney, Inc.

                                                               Page 7 of 9 pages




ITEM 4.  PURPOSE OF TRANSACTION

         The shares of Common Stock described in Item 5 were purchased by Zolia Levis, David Levis and Mario S. Levis for personal investment in order to increase their investment in the Company.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) See Schedule A hereto and cover pages for each individual filing this Schedule. All share information contained in this Amendment No. 4, including this Item 5, has been adjusted to reflect a two-for-one stock split effective August 28, 1997.

         (b) The spouses of Messrs. Salomon Levis and Mario S. Levis own 25,404 and 300 shares, respectively, of the Company's Common Stock which have been included in the total amount of shares owned by such persons. The inclusion of such shares of Common Stock in this Schedule 13D shall not be construed as an admission by Salomon Levis or Mario S. Levis that they are the beneficial owners of such shares for purposes of Section 13(d) of the Securities Exchange Act of 1934.

         Furthermore, the filing of this Schedule 13D by each of the reporting persons shall not be construed as an admission that the shares of any such person are beneficially owned by any of the other individuals reporting hereunder for purposes of Section 13(d) of the Securities Exchange Act of 1934. Except for the shares of Common Stock owned by their spouses, each of the persons filing this Schedule has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all shares of Common Stock owned by him or her, subject to the community property laws of the Commonwealth of Puerto Rico.

         Since none of the individuals filing this Schedule individually own 5% of the outstanding shares of the Company's Common Stock, the persons filing this Schedule disclaim that the provision of Section 13(d) of the Securities Exchange Act of 1934 and the Rules and Regulations promulgated by the Securities and Exchange Commission thereunder are applicable to their respective holdings of the Company's Common Stock.

         (c) On February 19, 1998, Zoila Levis, David Levis and Mario S. Levis purchased 10,000 shares, 20,600 shares and 10,000 shares, respectively, at a price of $24.00 per share in connection with a public underwritten offering managed by the underwriting firm of Brean Murray & Co.

                                                               Page 8 of 9 pages




ITEM 6. CONTRACT, ARRANGEMENT OR UNDERSTANDING WITH RESPECT TO SECURITIES OF THE ISSUER

        None other than an informal understanding that the persons listed in Schedule A attached hereto will consult with each other regarding the disposition and voting of the shares of the Company's Common Stock owned by each of them. Furthermore, the persons listed in Schedule A may acquire additional shares of the Company's Common Stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 7(a) - Master Repurchase Agreement between Zoila Levis and Doral Securities, Inc. (formerly AAA Financial Services Corp).


      Each of the undersigned hereby certifies after reasonable inquiry, that to the best of his/her knowledge and belief, the information set forth in this statement is true, complete and correct.

Date:    March 2, 1998


                                               /s/ Salomon Levis
                                      ---------------------------------------
                                                  Salomon Levis


                                                /s/ David Levis
                                      ---------------------------------------
                                                  David Levis


                                                 /s/ Zoila Levis
                                      ---------------------------------------
                                                   Zoila Levis


                                                /s/ Mario S. Levis
                                      ---------------------------------------
                                                  Mario S. Levis

                                                        Page  9  of  9  Pages
                                                             ---    ---

                                  Schedule A
                          Doral Financial Corporation
                       Amendment No. 4 to Schedule 13D


                     Item 2.  Identity and Background and
                Item 5.  Interest in Securities of the Issuer


                                                                                                                 (4)
                                                                                                              (Item 5)
                                                                                              --------------------------------------
                                                                       (3)
                                                          Present Principal occupation or
                                                          employment and the name,
                                                          principal business and address
                                                          of any corporation or other         Total number of
      (1)                           (2)                   organization in which such          shares of Common        Percentage of
      Name                   Business Address             employment is conducted.            Stock owned on the     Class of Common
(Item 2(a) and (5)             (Item 2(b))                         (Item 2(c))                date hereof(1)         Stock (1)
------------------------------------------------------------------------------------------------------------------------------------
 1. Salomon Levis      1159 F.D. Roosevelt Ave.           Chairman of the Board and Chief
                       Puerto Nuevo, Puerto Rico 00920    Executive Officer of the Company,            568,684           2.81%
                                                          a corporation engaged principally
                                                          in the origination, servicing,
                                                          purchase and sale of mortgages on
                                                          single-family houses, and the
                                                          issuance and sale of various
                                                          mortgage-backed securities.

 2. David Levis        1159 F.D. Roosevelt Ave.           Private investor and                         227,506           1.13%
                       Puerto Nuevo, Puerto Rico 00920    Director Emeritus of the Company

 3. Zoila Levis        1159 F.D. Roosevelt Ave.           President of the Company                     181,472           0.89%
                       Puerto Nuevo, Puerto Rico 00920

 4. Mario S. Levis     1159 F.D. Roosevelt Ave.           Executive Vice President and
                       Puerto Nuevo, Puerto Rico 00920    Treasurer of the Company                     311,206           1.54%
                                                                                                     ---------           ----
                               Total                                                                 1,288,868           6.38%


------------------
(1) Based on 20,214,460 shares of Common Stock of the Company outstanding as of February 19, 1998.

Hato Rey Tower Suite 1803                                             [AAA LOGO]
268 Munoz Rivera Avenue                                 FINANCIAL SERVICES CORP.
Hato Rey, PR 00918


                          MASTER REPURCHASE AGREEMENT


Between:  ZOILA LEVIS GOLDSTEIN                        Dated as of 12/12/96
          ---------------------                                    --------

-------------------------------
and
AAA FINANCIAL SERVICES CORP.
-------------------------------


1. APPLICABILITY

         From time to time the parties hereto may enter into transactions in which one party ("Seller") agrees to transfer to the other ("Buyer") securities or financial instruments ("Securities") against the transfer of funds by Buyer, with a simultaneous agreement by Buyer to transfer to Seller such Securities at a date certain or on demand, against the transfer of funds by Seller. Each such transaction shall be referred to herein as a "Transaction" and shall be governed by this Agreement, including any supplemental terms or conditions contained in Annex I hereto, unless otherwise agreed in writing.

2. DEFINITIONS
         (a) "Act of Insolvency", with respect to any party, (i) the commencement by such party as debtor of any case or proceeding under any bankruptcy, insolvency, reorganization, liquidation, dissolution or similar law, or such party seeking the appointment of a receiver, trustee, custodian or similar official for such party or any substantial part of its property, or (ii) the commencement of any such case or proceeding against such party, or another seeking such an appointment, or the filing against a party of an application for a protective decree under the provisions of the Securities Investor Protection Act of 1970, which (A) is consented to or not timely contested by such party,
(B) results in the entry of an order for relief, such an appointment, the issuance of such a protective decree or the entry of an order having a similar effect, or (C) is not dismissed within 15 days, (iii) the making by a party of a general assignment for the benefit of creditors, or (iv) the admission in writing by a party of such party's inability to pay such party's debts as they become due:
         (b) "Additional Purchased Securities". Securities provided by Seller to Buyer pursuant to Paragraph 4(a) hereof;
         (c) "Buyer's Margin Amount", with respect to any Transaction as of any date, the amount obtained by application of a percentage (which may be equal to the percentage that is agreed to as the Seller's Margin Amount under subparagraph (q) of this Paragraph), agreed to by Buyer and Seller prior to entering into the Transaction, to the Repurchase Price for such Transaction as of such date;
         (d) "Confirmation", the meaning specified in paragraph 3(b) hereof;
         (e) "Income", with respect to any Security at any time, any principal hereof then payable and all interest, dividends or other distributions thereon;
         (f) "Margin Deficit", the meaning specified in Paragraph 4(a) hereof;
         (g) "Margin Excess", the meaning specified in Paragraph 4(b) hereof;
         (h) "Market Value", with respect to any Securities as of any date, the price for such Securities on such date obtained from a generally recognized source agreed to by the parties or the most recent closing bid quotation from such a source, plus accrued income to the extent not included therein (other than any income credited or transferred to, or applied to the obligations of, Seller pursuant to Paragraph 5 hereof) as of such date (unless contrary to market practice for such Securities);

         (i) "Price Differential", with respect to any Transaction hereunder as of any date, the aggregate amount obtained by daily application of the Pricing Rate for such Transaction to the Purchase Price for such Transaction on a 360 day per year basis for the actual number of days during the period commencing on (and including) the Purchase Date for such Transaction and ending on (but excluding) the date of determination (reduced by any amount of such Price Differential previously paid by Seller to Buyer with respect to such Transaction);
         (j) "Pricing Rate", the per annum percentage rate for determination of the Price Differential;
         (k) "Prime Rate", the prime rate of U.S. money center commercial banks as published in The Wall Street Journal:
         (l) "Purchase Date", the date on which Purchased Securities are transferred by Seller to Buyer;
         (m) "Purchase Price", (i) on the Purchase Date, the price at which Purchased Securities are transferred by Seller to Buyer, and (ii) thereafter, such price increased by the amount of any cash transferred by Buyer to Seller pursuant to Paragraph 4(b) hereof and decreased by the amount of any cash transferred by Seller to Buyer pursuant to Paragraph 4(a) hereof or applied to reduce Seller's obligations under clause (ii) of Paragraph 5 hereof;
         (n) "Purchased Securities", the Securities transferred by Seller to Buyer in a Transaction hereunder, and any Securities substituted therefor in accordance with Paragraph 9 hereof. The term "Purchased Securities" with respect to any Transaction at any time also shall include Additional Purchased Securities delivered pursuant to paragraph 4(a) and shall exclude Securities returned pursuant to Paragraph 4(b);
         (o) "Repurchased Date", the date on which Seller is to repurchase the Purchased Securities from Buyer, including any date determined by application of the provisions of Paragraphs 3(c) or 11 hereof;
         (p) "Repurchase Price", the price at which Purchased Securities are to be transferred from Buyer to Seller upon termination of a Transaction, which will be determined in each case (including Transactions terminable upon demand) as the sum of the Purchase Price and the Price Differential as of the date of such determination, increased by any amount determined by the application of the provisions of Paragraph 11 hereof;
         (q) "Seller's Margin Amount", with respect to any Transaction as of any date, the amount obtained by application of a percentage (which may be equal to the percentage that is agreed to as the Buyer's Margin Amount under subparagraph (c) of this Paragraph), agreed to by Buyer and Seller prior to entering into the Transaction, to the Repurchase Price for such Transaction as of such date.

3. INITIATION; CONFIRMATION; TERMINATION
         (a) An agreement to enter into a Transaction may be made orally or in writing at the initiation of either Buyer or Seller. On the Purchase Date for the Transaction, the Purchased Securities shall be transferred to Buyer or its agent against the transfer of the Purchase Price to an account of Seller.
         (b) Upon agreeing to enter into a Transaction hereunder, Buyer or Seller (or both), as shall be agreed, shall promptly deliver to the other party a written confirmation of each Transaction (a "Confirmation"). The Confirmation shall describe the Purchased Securities (including CUSIP number, if any), identify Buyer and Seller and set forth (i) the Purchase Date, (ii) the Purchase Price, (iii) the Repurchase Date, unless the Transaction is to be terminable on demand, (iv) the Pricing Rate or Repurchase Price applicable to the transaction, and (v) any additional terms or conditions of the Transaction not inconsistent with this Agreement, The Confirmation, together with this Agreement, shall constitute conclusive evidence of the terms agreed between Buyer and Seller with respect to the Transaction to which the Confirmation relates, unless with respect to the Confirmation specific objection is made promptly after receipt thereof. In the event of any conflict between the terms of such Confirmation and this Agreement, this Agreement shall prevail.
         (c) In the case of Transactions terminable upon demand, such demand shall be made by Buyer or Seller, no later than such time as is customary in accordance with market practice, by telephone or otherwise on or prior to the business day on which such termination will be effective. On the date specified in such demand, or on the date fixed for termination in the case of Transactions having a fixed term, termination of the Transaction will be effected by transfer to Seller or its agent of the Purchased Securities and any income in respect thereof received by Buyer (and not previously credited or transferred to, or applied to the obligations of Seller pursuant to Paragraph 5 hereof) against the transfer of the Repurchase Price to an account of Buyer.

4. MARGIN MAINTENANCE
         (a) If at any time the aggregate Market Value of all Purchased Securities subject to all Transactions in which a particular party hereto is acting as Buyer is less than the aggregate Buyer's Margin amount for all such Transactions (a "Margin Deficit"), then Buyer may by notice to Seller require Seller in such Transactions, at Seller's option, to transfer cash or additional Securities reasonably acceptable to Buyer ("Additional Purchased Securities"), so that the cash and aggregate Market Value of the Purchased Securities, including any such Additional Purchased Securities, will thereupon equal or exceed such aggregate Buyer's Margin Amount (decreased by the amount of any Margin Deficit as of such date arising from any Transactions in which such Buyer is acting as Seller).
         (b) If at any time the aggregate Market Value of all Purchased Securities subject to all Transactions in which a particular party hereto is acting as Seller exceeds the aggregate Seller's Margin Amount for all such Transactions at such time (a "Margin Excess"), then Seller may by notice to Buyer require Buyer in such Transactions, at Buyer's option, to transfer cash or Purchased Securities to Seller, so that the aggregate Market Value of the Purchased Securities, after deduction of any such cash or any Purchased Securities so transferred, will thereupon not exceed such aggregate Seller's Margin Amount (increased by the amount of any Margin Excess as of such date arising from any Transactions in which such Seller is acting as Buyer).
         (c) Any cash transferred pursuant to this Paragraph shall be attributed to such Transactions as shall be agreed upon by Buyer and Seller.
         (d) Seller and Buyer may agree, with respect to any or all Transactions hereunder, that the respective rights of Buyer or Seller (or both) under subparagraphs (a) and (b) of this Paragraph may be exercised only where a Margin Deficit or Margin Excess exceeds a specified dollar amount or a specified percentage of the Repurchase Prices for such Transactions (which amount or percentage shall be agreed to by Buyer and Seller prior to entering into any such Transactions).
         (e) Seller and Buyer may agree, with respect to any or all Transactions hereunder that the respective rights of Buyer and Seller under subparagraphs (a) and (b) of this Paragraph to require the elimination of a Margin Deficit or a Margin Excess, as the case may be, may be exercised whenever such a Margin Deficit or Margin Excess exists with respect to any single Transaction hereunder (calculated without regard to any other
Transaction outstanding under this Agreement).

5. INCOME PAYMENTS
         Where a particular Transaction's terms extends over an income payment date on the Securities subject to that Transaction, Buyer shall, as the parties may agree with respect to such Transaction (or, in the absence of any agreement, as Buyer shall reasonably determine in its discretion), on the date such income is payable either (i) transfer to or credit to the account of Seller an amount equal to such income payment or payments with respect to any Purchased Securities subject to such Transaction or (ii) apply the income payment or payments to reduce the amount to be transferred to Buyer by Seller upon termination of the Transaction. Buyer shall not be obligated to take any action pursuant to the preceding sentence to the extent that such action would result in the creation of a Margin Deficit, unless prior thereto or simultaneously therewith Seller transfers to Buyer cash or Additional Purchased Securities sufficient to eliminate such Margin Deficit.

6. SECURITY INTEREST
         Although the parties intend that all Transactions hereunder be sales and purchases and not loans, in the event any such Transactions are deemed to be loans, Seller shall be deemed to have pledged to Buyer as security for the performance by Seller of its obligations under each such Transaction, and shall be deemed to have granted to Buyer a security interest in, all of the Purchased Securities with respect to all Transactions hereunder and all proceeds thereof.

7.    PAYMENT AND TRANSFER
      Unless otherwise mutually agreed, all transfers of funds hereunder shall be immediately available funds. All Securities transferred by one party hereto to the other party (i) shall be in suitable form for transfer or shall be accompanied by duly executed instruments of transfer or assignment in blank and such other documentation as the party receiving possession may reasonably request, (ii) shall be transferred on the book-entry system of a Federal Reserve Bank, or (iii) shall be transferred by any other method mutually acceptable to Seller and Buyer. As used herein with respect to Securities, "transfer" is intended to have the same meaning as when used in Section 8-313 of the New York Uniform Commercial Code or, where applicable, in any federal regulation governing transfers of the Securities.

8.    SEGREGATION OF PURCHASED SECURITIES
      To the extent required by applicable law, all Purchased Securities in the possession of Seller shall be segregated from other securities in its possession and shall be identified as subject to this Agreement. Segregation may be accomplished by appropriate identification on the books and records of the holder, including a financial intermediary or a clearing corporation. Title to all Purchased Securities shall pass to Buyer and, unless otherwise agreed by Buyer and Seller, nothing in this Agreement shall preclude Buyer from engaging in repurchase transactions with the Purchased Securities or otherwise pledging or hypothecating the Purchased Securities, but no such transaction shall relieve Buyer of its obligations to transfer Purchased Securities to Seller pursuant to Paragraphs 3, 4 or 11 hereof, or of Buyer's obligation to credit or pay income to, or apply income to the obligations of, Seller pursuant to Paragraph 5 hereof.

REQUIRED DISCLOSURE FOR TRANSACTIONS IN WHICH THE SELLER RETAINS CUSTODY OF THE PURCHASED SECURITIES.

      Seller is not permitted to substitute other securities for those subject to this Agreement and therefore must keep Buyer's securities segregated at all times, unless in this Agreement Buyer grants Seller the right to substitute other securities. If Buyer grants the right to substitute, this means that Buyer's securities will likely be commingled with Seller's own securities during the trading day. Buyer is advised that, during any trading day that Buyer's securities are commingled with Seller's securities, they [will]* [may]** be subject to liens granted by Seller to [its clearing bank]* [third parties]** and may be used by Seller for deliveries on other securities transactions. Whenever the securities are commingled, Seller's ability to resegregate substitute securities for Buyer will be subject to Seller's ability to satisfy [the clearing]* [any]** lien or to obtain substitute securities.

 * Language to be used under 17 C.F.R. ss.403.4(e) if Seller is a government securities broker or dealer other than a financial institution.
** Language to be used under 17 C.F.R. ss.403.5(d) if Seller is a financial institution.

      9.    SUBSTITUTION
      (a) Seller may, subject to agreement with any acceptance by Buyer, substitute other Securities for any Purchased Securities. Such substitution shall be made by transfer to Buyer of such other Securities and transfer to Seller of such Purchased Securities. After substitution, the substituted Securities shall be deemed to be Purchased Securities.
      (b) In Transactions in which the Seller retains custody of Purchased Securities, the parties expressly agree that Buyer shall be deemed, for purposes of subparagraph (a) of this Paragraph, to have agreed to and accepted in this Agreement substitution by Seller of other Securities for Purchased Securities; provided, however, that such other Securities shall have a Market Value at least equal to the Market Value of the Purchased Securities for which they are substituted.

10.   REPRESENTATIONS
      Each of Buyer and Seller represents and warrants to the other that (i) it is duly authorized to execute and deliver this Agreement, to enter into the Transactions contemplated hereunder and to perform its obligations hereunder and has taken all necessary action to authorize such execution, delivery and performance (ii) it will engage in such Transactions as principal (or, if agreed in writing in advance of any Transaction by the other party hereto, as agent for a disclosed principal), (iii) the person signing this

Agreement on its behalf is duly authorized to do so on its behalf (or on behalf of any such disclosed principal), (iv) it has obtained all authorizations of any governmental body required in connection with this Agreement and the Transactions hereunder and such authorizations are in full force and effect and
(v) the execution, delivery and performance of this Agreement and the Transactions hereunder will not violate any law, ordinance, charter, by-law or rule applicable to it or any agreement by which it is bound or by which any of its assets are affected. On the Purchase Date for any Transaction Buyer and Seller shall each be deemed to repeat all the foregoing representations made by it.

11.   EVENTS OF DEFAULT
      In the event that (i) Seller fails to repurchase or Buyer fails to transfer Purchased Securities upon the applicable Repurchase Date, (ii) Seller or Buyer fails, after one business day's notice, to comply with Paragraph 4 hereof, (iii) Buyer fails to comply with Paragraph 5 hereof, (iv) and Act of Insolvency occurs with respect to Seller or Buyer, (v) any representation made by Seller or Buyer shall have been incorrect or untrue in any material respect when made or repeated or deemed to have been made or repeated, or (vi) Seller or Buyer shall admit to the other its inability to, or its intention not to, perform any of its obligations hereunder (each and "Event of Default"):
      (a) At the option of the nondefaulting party, exercised by written notice to the defaulting party (which option shall be deemed to have been exercised, even if no notice is given, immediately upon the occurrence of an Act of Insolvency), the Repurchase Date for each Transaction hereunder shall be deemed immediately to occur.
      (b) In all Transactions in which the defaulting party is acting as Seller, if the nondefaulting party exercises or is deemed to have exercised the option referred to in subparagraph (a) of this Paragraph, (i) the defaulting party's obligations hereunder to repurchase all Purchased Securities in such Transactions shall thereupon become immediately due and payable, (ii) to the extent permitted by applicable law, the Repurchase Price with respect to each such Transaction shall be increased by the aggregate amount obtained by daily application of (x) the greater of the Pricing Rate for such transaction or the prime Rate to (y) the Repurchase Price for such Transaction as of the Repurchase Date as determined pursuant to subparagraph (a) of this Paragraph (decreased as of any day by (A) any amounts retained by the nondefaulting party with respect to such Repurchase Price pursuant to clause (iii) of this subparagraph, (B) any proceeds from the sale of Purchased Securities pursuant to subparagraph (d) (i) of this Paragraph, and (C) any amounts credited to the account of the defaulting party pursuant to subparagraph (e) of this Paragraph) on a 360 day per year basis for the actual number of days during the period from and including the date of the Event of Default giving rise to such option to but excluding the date of payment of the Repurchase Price as so increased, (iii) all income paid after such exercise or deemed exercise shall be retained by the nondefaulting party and applied to the aggregate unpaid Repurchase Price owed by the defaulting party, and (iv) the defaulting party shall immediately deliver to the nondefaulting party any Purchased Securities subject to such Transactions then in the defaulting party's possession.
      (c) In all Transactions in which the defaulting party is acting as Buyer, upon tender by the nondefaulting party of payment of the aggregate Repurchase Prices for all such Transactions, the defaulting party's right, title and interest in all Purchased Securities subject to such Transactions shall be deemed transferred to the nondefaulting party, and the defaulting party shall deliver all such Purchased Securities to the nondefaulting party.
      (d) After one business day's notice to the defaulting party (which notice need not be given if an Act of Insolvency shall have occurred, and which may be the notice given under subparagraph (a) of this Paragraph or the notice referred to in clause (ii) of the first sentence of this Paragraph), the nondefaulting party may:

            (i) as to Transactions in which the defaulting party is acting as Seller, (A) immediately sell, in a recognized market at such price or prices as the nondefaulting party may reasonably deem satisfactory, any or all Purchased Securities subject to such Transactions and apply the proceeds thereof to the aggregate unpaid Repurchase Prices and any other amounts owing by the defaulting party hereunder or (B) in its sole discretion elect, in lieu of selling all or a portion of such Purchased Securities, to give the defaulting party credit for such Purchased Securities in an amount equal to the price therefor on such date, obtained from a generally recognized source or the most recent closing bid quotation from such a source, against the aggregate unpaid Repurchase Prices and any other amounts owing by the defaulting party hereunder, and

                (ii) as to Transactions in which the defaulting party is acting as Buyer, (A) purchase securities ("Replacement Securities") of the same class and amount as any Purchased Securities that are not delivered by the defaulting party to the nondefaulting party as required hereunder or (B) in its sole discretion elect, in lieu of purchasing Replacement Securities, to be deemed to have purchased Replacement Securities at the price therefor on such date, obtained from a generally recognized source or the most recent closing bid quotation from such a source.

      (e) As to Transactions in which the defaulting party is acting as Buyer, the defaulting party shall be liable to the nondefaulting party (i) with respect to Purchased Securities (other than Additional Purchased Securities), for any excess of the price paid (or deemed paid) by the nondefaulting party for Replacement Securities therefor over the Repurchase Price for such Purchased Securities and (ii) with respect to Additional Purchased Securities, for the price paid (or deemed paid) by the nondefaulting party for the Replacement Securities therefor, in addition, the defaulting party shall be liable to the nondefaulting party for interest on such remaining liability with respect to each such purchase (or deemed purchase) of Replacement Securities from the date of such purchase (or deemed purchase) until paid in full by Buyer. Such interest shall be at a rate equal to the greater of the Pricing Rate for such Transaction or the Prime Rate.

      (f) For purposes of this Paragraph 11, the Repurchase Price for each Transaction hereunder in respect of which the defaulting party is acting as Buyer shall not increase above the amount of such Repurchase Price for such Transaction determined as of the date of the exercise or deemed exercise by the nondefaulting party of its option under subparagraph (a) of this Paragraph.

      (g) The defaulting party shall be liable to the nondefaulting party for the amount of all reasonable legal or other expenses incurred by the nondefaulting party in connection with or as a consequence of an Event of Default, together with interest thereon at a rate equal to the greater of the Pricing Rate for the relevant Transaction or the Prime Rate.

(h) The nondefaulting party shall have, in addition, to its rights hereunder any rights otherwise available to it under any other agreement of applicable law.

12.   SINGLE AGREEMENT
      Buyer and Seller acknowledge that, and have entered hereinto and will enter into each Transaction hereunder in consideration of and in reliance upon the fact that, all Transactions hereunder constitute a single business and contractual relationship and have been made in consideration of each other. Accordingly, each of Buyer and Seller agrees (i) to perform all of its obligations in respect of each Transaction hereunder, and that a default in the performance of any such obligations shall constitute a default by it in respect of all Transactions hereunder, (ii) that each of them shall be entitled to set off claims and apply property held by them in respect of any Transaction against obligations owing to them in respect of any other Transactions hereunder and (iii) that payments, deliveries and other transfers made by either of them in respect of any Transaction shall be deemed to have been made in consideration of payments, deliveries and other transfers in respect of any other Transactions hereunder, and the obligations to make any such payments, deliveries and other transfers may be applied against each other and netted.

13.   NOTICES AND OTHER COMMUNICATIONS
      Unless another address is specified in writing by the respective party to whom any notice or other communication is to be given hereunder, all such notices or communications shall be in writing or confirmed in writing and delivered at the respective address set forth in Annex II attached hereto.

14.   ENTIRE AGREEMENT; SEVERABILITY
      This Agreement shall supersede any existing agreements between the parties containing general terms and conditions for repurchase transactions. Each provision and agreement herein shall be treated as separate and independent from any other provision or agreement herein and shall be enforceable notwithstanding the unenforceability of any such other provision or agreement.

15.  NON-ASSIGNABILITY; TERMINATION
          The rights and obligations of the parties under this Agreement and under any Transaction shall not be assigned by either party without the prior written consent of the other party. Subject to the foregoing, this Agreement and any Transactions shall be binding upon and shall inure to the benefit of the parties and their respective successors and assigns. This Agreement may be canceled by either party upon giving written notice to the other, except that this Agreement shall, notwithstanding such notice, remain applicable to any Transactions then outstanding.

16.  GOVERNING LAW
          This Agreement shall be governed by the laws of the State of New York without giving effect to the conflict of law principles thereof.

17.  NO WAIVERS, ETC.
          No express or implied waiver of any Event of Default by either party shall constitute a waiver of any other Event of Default and no exercise of any remedy hereunder by any party shall constitute a waiver of its right to exercise any other remedy hereunder. No modification or waiver of any provision of this Agreement and no consent by any party to a departure herefrom shall be effective unless and until such shall be in writing and duly executed by both of the parties hereto. Without limitation on any of the foregoing, the failure to give a notice pursuant to subparagraphs 4(a) or 4(b) hereof will not constitute a waiver of any right to do so at a later date.

18.  USE OF EMPLOYEE PLAN ASSETS
          (a) If assets of an employee benefit plan subject to any provision of the Employee Retirement Income Security Act of 1974 ("ERISA") are intended to be used by either party hereto (the "Plan Party") in a Transaction, the Plan Party shall so notify the other party prior to the Transaction. The Plan Party shall represent in writing to the other party that the Transaction does not constitute a prohibited transaction under ERISA or is otherwise exempt therefrom, and the other party may proceed in reliance thereon but shall not be required so to proceed.
          (b) Subject to the last sentence of subparagraph (a) of this Paragraph, any such Transaction shall proceed only if Seller furnishes or has furnished to Buyer its most recent available audited statement of its financial condition and its most recent subsequent unaudited statement of its financial condition.
          (c) By entering into a Transaction pursuant to this Paragraph, Seller shall be deemed (i) to represent to Buyer that since the date of Seller's latest such financial statements, there has been no material adverse change in Seller's financial condition which Seller has not been disclosed to Buyer, and
(ii) to agree to provide Buyer with future audited and unaudited statements of its financial condition as they are issued, so long as it a Seller in any outstanding Transaction involving a Plan Party.

19.  INTENT
          (a) The parties recognize that each Transaction is a "repurchase agreement" as that term is defined in Section 101 of Title 11 of the United States Code, as amended (except insofar as the type of Securities subject to such Transaction or the term of such Transaction would render such definition inapplicable), and a "securities contract" as that term is defined in Section 741 of Title 11 of the United States Code, as amended.
          (b) if is understood that either party's right to liquidate Securities delivered to it in connection with Transactions hereunder or to exercise any other remedies pursuant to Paragraph 11 hereof, is a contractual right to liquidate such Transaction as described in Sections 555 and 559 of Title 11 of the United States Code, as amended.

 20.  DISCLOSURE RELATING TO CERTAIN FEDERAL PROTECTIONS
          The parties acknowledge that they have been advised that:
               (a) in the case of Transactions in which one of the parties is a broker or dealer registered with the Securities and Exchange Commission ("SEC") under Section 15 of the Securities Exchange Act of 1934 ("1934 Act"), the Securities Investor Protection Corporation has taken the position that the provisions of the Securities Investor Protection Act of 1970 ("SIPA") do not protect the other party with respect to any Transaction hereunder;
               (b) in the case of Transactions in which one of the parties is a government securities broker or a government securities dealer registered with the SEC under Section 15C of the 1934 Act, SIPA will not provide protection to the other party with respect to any Transaction hereunder; and

               (c) in the case of Transactions in which one of the parties is a financial institution, funds held by the financial institution pursuant to a Transaction hereunder are not a deposit and therefore are not insured by the Federal Deposit Insurance Corporation, the Federal Savings and Loan Insurance Corporation or the National Credit Union Share Insurance Fund, as applicable


AAA FINANCIAL SERVICES CORP                     ZOILA LEVIS GOLDSTEIN

By /s/ Nydia Vega                               By /s/ Zoila Levis Goldstein
  -----------------------------                   -----------------------------
   Nydia Vega                                         Zoila Levis Goldstein

Title Senior Financial Consultant                 Title
     --------------------------                        ------------------------

Date    12/12/96                                  Date     12/12/96
    ---------------------------                        ------------------------

                                    ANNEX II
                       SUPPLEMENTAL TERMS AND CONDITIONS

                          MASTER REPURCHASE AGREEMENT

                                                  Date as of  12/12/96
                                                            ------------------

Between:

AAA FINANCIAL SERVICES CORPORATION

and

Zoila Levis Goldstein ("Counterparty")
---------------------

1.   The parties agree that the following supplemental terms shall govern each
Transaction:

     (a) With reference to Paragraph 2(h), the source for determining the Market Value of any security listed on a national securities exchange shall be The Wall Street Journal or other nationally recognized financial publication or quotation system. In the case of unlisted Securities, their Market Value shall be equal to the average bid price of such Securities obtained from at least two recognized securities dealers in Puerto Rico.

     (b) With reference to Paragraph 3, upon entering into a Transaction AAA Financial Services Corporation, shall promptly deliver to the other party a Confirmation. If the Confirmation does not specify a Repurchase Date, the Transaction shall be terminable on demand. If a Transaction is terminable on demand, demand shall be made no later than 10:00 A.M. Eastern standard time on the business day on which such termination is to be effective.

     (c) With reference to Paragraph 4(d), the respective rights of Buyer or Seller under subparagraphs (a) and (b) of Paragraph 4 may be exercised only where the Margin Deficit or Margin Excess exceeds ($1,000.00).

     (d) With reference to Paragraph 4(c), in the event any cash is transferred pursuant to Paragraph 4(c) hereof. Such cash shall be attributed to the Transactions with the earliest Repurchase Date.

     (e) With reference to Paragraph 5, unless there exists an Event of Default in which the defaulting party is the Seller, all Income payments with respect to any Purchased Securities subject to a Transaction shall be transferred to Seller's account on the payable date and shall not be applied to reduce the amount payable upon termination of the Transaction.

     (f) With reference to Paragraph 2(k), the "Prime Rate" shall be the rate charged by Citibank N.A. as its prime rate or base rate.

2.   SECURITY INTEREST:

     Supplementing Paragraph 6, if delivery of the Purchased Securities shall take place in the Commonwealth of Puerto Rico, such security interest shall take the form of a pledge evidenced by a notarized instrument in the form attached hereto and market "Exhibit A". The creation, perfection and enforcement of such security interest shall be governed by the laws of the Commonwealth of Puerto Rico. If delivery of any Purchased Securities shall take place outside of Puerto Rico (or if for any reason the Purchased Securities shall not be delivered by Seller to Buyer), the granting of such security interest shall be governed by the laws of the State of New York and the phrase "security interest" shall have the meaning given to said phrase by the Uniform Commercial Code, as adopted by said State.

3.   REPRESENTATIONS AND WARRANTIES:

     (a) Each party acting as Seller hereby represents and warrants with respect to each Transaction that Seller either owns or has possession and control of the Purchased Securities, with all right to sell or pledge the same, free and clear of any lien or security interest, other than the security interest created by this Agreement and the rights of any third party which are subordinate to Buyer's rights under this Agreement. For each Transaction Seller hereby appoints Buyer as its attorney-in-fact and authorizes Buyer to pledge the Purchased Securities to any third party, as permitted by applicable law, on behalf of Seller with such pledge being superior to the security interest granted to Buyer hereunder.


AAA Financial Services Corporation           Zoila Levis Goldstein


By /s/ Nydia Vega                            By  /s/ Zoila Levis Goldstein
   -------------------------------             ---------------------------
       Nydia Vega
Title: Senior Financial Consultant           Title:  Zoila Levis Goldstein
      ----------------------------                 -----------------------

Date:  12/12/96                               Date:   12/12/96
     -----------------------------                --------------------

                                   ANNEX III

             Names and Addresses for Communications Between Parties


Company   Zoila Levis Goldstein
          -----------------------------------------

Address   Condado Ashford #1000  PH
          -----------------------------------------

Attention Zoila Levis Goldstein
          -----------------------------------------



Company AAA Financial Services Corporation
        -------------------------------------------

Address 268 Munoz Rivera Avenue
        Suite 1803
        San Juan, PR  00918

Attention Nydia Vega
          -----------------------------------------

Title     Senior Financial Consultant
          -----------------------------------------